Exhibit 99.3
Sify Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
PROXY FORM
Annual General Meeting 2005 — 06
Folio No:
I / We                                                              of                     in the district of                      being a member / members of the above named Company, hereby appoint Mr / Ms.                                          in the district of                      as my / our Proxy to attend and vote for me / us on my / our behalf at the Tenth Annual General Meeting of the Company to be held at the Registered Office at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India, on Monday, September 18, 2006 at 12.00 Noon and at any adjournment thereof.
Signed this                      day of                                          2006.
Address:

Signature

Note:
The proxy form duly completed must be deposited at the Registered Office of the company at Tidel Park, 2nd Floor, Canal Bank Road, Taramani, Chennai 600 113, India, not less than 48 hours before the commencement of the meeting and a proxy need not be a member.

Sify Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road,
Taramani, Chennai 600 113, India
ATTENDANCE SLIP

Full Name of the Shareholder (in block letters)	Signature

Folio No.	No. of shares held :

Full Name of the Proxy (in block letters)	Signature
(To be filled in by the Proxy who attends instead of the member)

Note:	Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.